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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                              OMB APPROVAL

                                                              (CHECK ONE):
                                                         -----------------------
                                                         OMB Number: 3235-0058
                                                         Expires: April 30,
                                                         2009
                                                         Estimated average
                                                         burden
                                                         hours per response
                                                         .... 2.50
                                                         -----------------------

                                                         -----------------------

                                                            SEC FILE NUMBER
                                                               333-116229
                                                         -----------------------



                   [ x ] Form 10-K [ ] Form 20-F [ ] Form 11-K
            [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR


                        For Period Ended: March 31, 2008

                        [ ] Transition Report on Form 10-K
                        [ ] Transition Report on Form 20-F
                        [ ] Transition Report on Form 11-K
                        [ ] Transition Report on Form 10-Q
                        [ ] Transition Report on Form N-SAR

                        For the Transition Period Ended:


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                        PART I -- REGISTRANT INFORMATION

                           BLACKWATER MIDSTREAM CORP.
                           --------------------------
                             Full Name of Registrant


                              LAYCOR VENTURES CORP.
                              ---------------------
                            Former Name if Applicable


                                 4006 HIGHWAY 44
                                 ---------------
            Address of Principal Executive Office (STREET AND NUMBER)


                               GARYVILLE, LA 70076
                               -------------------
                            City, State and Zip Code

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                       PART II -- RULES 12B-25(B) AND (C)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       | (a)      The reason described in reasonable detail in Part III of this
       |          form could not be eliminated without unreasonable effort or
       |          expense
       |
       | (b)      The subject annual report, semi-annual report, transition
       |          report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
       |          N-CSR, or portion thereof, will be filed on or before the
  |X|  |          fifteenth calendar day following the prescribed due date; or
       |          the subject quarterly report or transition report on Form 10-Q
       |          or subject distribution report on Form 10-D, or portion
       |          thereof, will be filed on or before the fifth calendar day
       |          following the prescribed due date; and
       |
       | (c)      The accountant's statement or other exhibit required by Rule
       |          12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE


State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.


               MANAGEMENT OF BLACKWATER MIDSTREAM CORP. (THE "COMPANY") WAS UNABLE TO OBTAIN THE BUSINESS INFORMATION NECESSARY TO COMPLETE THE PREPARATION OF THE COMPANY'S AUDITED FINANCIAL STATEMENTS FOR THE YEAR ENDED MARCH 31, 2008 AND THE REVIEW OF THESE FINANCIAL STATEMENTS BY THE COMPANY'S AUDITORS IN TIME FOR FILING. SUCH INFORMATION IS REQUIRED IN ORDER TO PREPARE A COMPLETE FILING. AS A RESULT OF THIS DELAY, THE COMPANY IS UNABLE TO FILE ITS ANNUAL REPORT ON FORM 10-K WITHIN THE PRESCRIBED TIME PERIOD WITHOUT UNREASONABLE EFFORT OR EXPENSE. THE COMPANY EXPECTS TO FILE WITHIN THE EXTENSION PERIOD.


                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      CHRISTOPHER A. WILSON         949                     752-1100
      ---------------------         ---                     --------
              (Name)            (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

         [ x ] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         [ ] Yes [ x ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                           BLACKWATER MIDSTREAM CORP.
                           --------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: June 30, 2008                    By:   /s/ Christopher A. Wilson
                                             ------------------------------
                                             Christopher A. Wilson
                                    Title:   President, Chief Financial Officer,
                                             Secretary and Treasurer